SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

HEALTHWAREHOUSE.COM, inc.

________________________________________________________________

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

________________________________________________________________

(Title of Class of Securities)

42227 G202

________________________________________________________________

(CUSIP Number)

Lalit Dhadphale

President and Chief Executive Officer

HealthWarehouse.com, Inc.

100 Commerce Boulevard

Cincinnati, Ohio 45140

Tel.: (513) 618-0911

________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2013

________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 46205P100

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).
Cape Bear Partners LLC; FEIN (N/A)

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐ b) ☒

(3)	SEC Use Only

(4)	Source of Funds	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Delaware

Number of	(7)	Sole Voting Power	*1,224,579
Shares Bene-
ficially	(8)	Shared Voting Power
Owned by Each
Reporting	(9)	Sole Dispositive Power	*1,224,579
Person With
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
*1,224,579

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)	**4.9%

(14)	Type of Reporting Person	OO

*	Includes 1,213,468 shares owned by Cape Bear Partners LLC, and 11,111 shares owned by the Lynn Peppell IRA.

**	Percentage calculated on the basis of 24,819,770 shares of common stock issued and outstanding on April 10, 2013.

Item 5. Interest in Securities of the Issuer.

This constitutes Amendment No. 5 (“Amendment No. 5”) to the statement on Schedule 13D filed on behalf of Cape Bear Partners, LLC (the “Reporting Person”), dated and filed May 21, 2009 (the “Statement”), relating to the common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. This Amendment No. 5 is being filed to report that since the filing of the Statement, certain material changes to the facts set forth in the Statement have occurred. Based solely on an increase in the number of the Issuer’s shares of issued and outstanding Common Stock, the Reporting Person’s percentage of beneficial ownership has decreased to below five percent (5%). Unless specifically amended or modified hereby, the disclosure set forth in the Statement, as previously amended, shall remain unchanged.

I.	Cape Bear Partners LLC

(a)	Aggregate Number: 1,224,579; Percentage: 4.9%.

(b)	Lynn Peppel, as Managing Member of Cape Bear Partners LLC, has sole voting and dispositive power over the 1,213,468 shares held by the Reporting Person. Lynn Peppel, as the sole owner and beneficiary of the Lynn Peppel IRA, has sole voting and dispositive power over the 11,111 shares held by the IRA.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 19 , 2013	CAPE BEAR PARTNERS LLC

	By:	/s/ Lynn Peppel
Lynn Peppel, Managing Member and IRA Owner